SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(b) AND (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 2)*

                               TECHNISOURCE, INC.
                               ------------------
                                (Name of Issuer)


                          Common Stock, par value $.01
                          ----------------------------
                         (Title of Class of Securities)

                                    878553108
                                    ---------
                                 (CUSIP Number)


                                       N/A
                                       ---
            (Date of Event Which Requires a Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ] Rule 13d-1(b)

                  [ ] Rule 13d-1(c)

                  [X] Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

-------------- -----------------------------------------------------------------
      1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

               J.W.C. Limited Partnership
-------------- -----------------------------------------------------------------
      2        Check the Appropriate Box if a Member of a Group          (a) [X]
               (See Instructions)                                        (b) [ ]

-------------- -----------------------------------------------------------------
      3        SEC Use Only

-------------- -----------------------------------------------------------------
      4        Citizenship or Place of Organization

               Nevada
--------------------------- ----- ----------------------------------------------
                             5    Sole Voting Power
        NUMBER OF
          SHARES                  None
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
--------------------------- ----- ----------------------------------------------
                             6    Shared Voting Power

                                  3,500,323
--------------------------- ----- ----------------------------------------------
                             7    Sole Dispositive Power

                                  None
--------------------------- ----- ----------------------------------------------
                             8    Shared Dispositive Power

                                  3,500,323
-------------- -----------------------------------------------------------------
      9        Aggregate Amount Beneficially Owned by Each Reporting Person

               3,500,323
-------------- -----------------------------------------------------------------
     10        Check if the Aggregate Amount in Row (9) Excludes Certain Shares
               (See Instructions)                                            [ ]

-------------- -----------------------------------------------------------------
     11        Percent of Class Represented by Amount in Row (9)

                33.9%
-------------- -----------------------------------------------------------------
     12        Type of Reporting Person (See Instructions)

               PN
-------------- -----------------------------------------------------------------

-------------- -----------------------------------------------------------------
      1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

               J.W.C., Inc.
--------------------------------------------------------------------------------
      2        Check the Appropriate Box if a Member of a Group          (a) [X]
               (See Instructions)                                        (b) [ ]

-------------- -----------------------------------------------------------------
      3        SEC Use Only

-------------- -----------------------------------------------------------------
      4        Citizenship or Place of Organization

               Nevada
--------------------------- ----- ----------------------------------------------
                             5    Sole Voting Power
        NUMBER OF
          SHARES
       BENEFICIALLY               None
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
--------------------------- ----- ----------------------------------------------
                             6    Shared Voting Power

                                  3,500,323
--------------------------- ----- ----------------------------------------------
                             7    Sole Dispositive Power

                                  None
--------------------------- ----- ----------------------------------------------
                             8    Shared Dispositive Power

                                  3,500,323
-------------- -----------------------------------------------------------------
      9        Aggregate Amount Beneficially Owned by Each Reporting Person

               3,500,323
-------------- -----------------------------------------------------------------
     10        Check if the Aggregate Amount in Row (9) Excludes Certain Shares
               (See Instructions)                                            [ ]

-------------- -----------------------------------------------------------------
     11        Percent of Class Represented by Amount in Row (9)

               33.9%
-------------- -----------------------------------------------------------------
     12        Type of Reporting Person (See Instructions)

               CO
-------------- -----------------------------------------------------------------

-------------- -----------------------------------------------------------------
      1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

               Joseph W. Collard
-------------- -----------------------------------------------------------------
      2        Check the Appropriate Box if a Member of a Group          (a) [X]
               (See Instructions)                                        (b) [ ]

-------------- -----------------------------------------------------------------
      3        SEC Use Only

-------------- -----------------------------------------------------------------
      4        Citizenship or Place of Organization

               USA
--------------------------- ----- ----------------------------------------------
                             5    Sole Voting Power
        NUMBER OF
          SHARES                  12,500
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
--------------------------- ----- ----------------------------------------------
                             6    Shared Voting Power

                                  3,500,323
--------------------------- ----- ----------------------------------------------
                             7    Sole Dispositive Power

                                  12,500
--------------------------- ----- ----------------------------------------------
                             8    Shared Dispositive Power

                                  3,500,323
-------------- -----------------------------------------------------------------
      9        Aggregate Amount Beneficially Owned by Each Reporting Person

               3,512,823
-------------- -----------------------------------------------------------------
     10        Check if the Aggregate Amount in Row (9) Excludes Certain Shares
               (See Instructions)                                            [ ]

-------------- -----------------------------------------------------------------
     11        Percent of Class Represented by Amount in Row (9)

               34%
-------------- -----------------------------------------------------------------
     12        Type of Reporting Person (See Instructions)

               IN
-------------- -----------------------------------------------------------------

Item 1.

         (a)      Name of Issuer:

                  Technisource, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                  1901 W. Cypress Creek Road
                  Suite 202
                  Ft. Lauderdale, FL  33309

Item 2.

         (a)      Name of Persons Filing:

                  J.W.C. Limited Partnership; J.W.C., Inc.; Joseph W. Collard

         (b)      Address of Principal Business Office or if None, Residence:

                  For each filer:
                  c/o Holland & Knight LLP
                  701 Brickell Avenue
                  Suite 3000
                  Miami, FL 33131
                  Attention: Steven Sonberg

         (c)      Citizenship:

                  Nevada for Partnership and corporation and USA for Mr. Collard

         (d)      Title of Class of Securities:

                  Common Stock, par value $.01

         (e)      Cusip Number:

                  878553108

Item 3.

         N/A

Item 4.  Ownership

         (1)(a)   Amount Beneficially Owned by J.W.C. Limited Partnership:
                  3,500,323
         (1)(b)   Percent of Class:   33.9 %

         (1)(c)   Number of shares as to which such person has:

                  (i)    Sole power to vote or to direct the vote:
                         None

                  (ii)   Shared power to vote or to direct the vote:
                         3,500,323

                  (iii)  Sole power to dispose or to direct the
                         disposition of:  None

                  (iv)   Shared power to dispose or to direct the
                         disposition of:   3,500,323

         (2)(a)   Amount Beneficially Owned by J.W.C., Inc.:           3,500,323
         (2)(b)   Percent of Class: 33.9%

         (2)(c)   Number of shares as to which such person has:

                  (i)    Sole power to vote or to direct the vote:
                         None

                  (ii)   Shared power to vote or to direct the vote:
                         3,500,323

                  (iii)  Sole power to dispose or to direct the
                         disposition of:  None

                  (iv)   Shared power to dispose or to direct the
                         disposition of:   3,500,323

         (3)(a)   Amount Beneficially Owned by Joseph W. Collard:      3,512,823

         (3)(b)   Percent of Class: 34%

         (3)(c)   Number of shares as to which such person has:

                  (i)    Sole power to vote or to direct the vote:
                         12,500

                  (ii)   Shared power to vote or to direct the vote:
                         3,500,323

                  (iii)  Sole power to dispose or to direct the
                         disposition of:  12,500

                  (iv)   Shared power to dispose or to direct the
                         disposition of:   3,500,323

Item 5.  Ownership of Five Percent or Less of a Class

                  N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person

                  None

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on by the
         Parent Holding Company

                  N/A

Item 8.  Identification and Classification of Members of the Group

                  J.W.C. Limited Partnership
                  J.W.C., Inc.
                  Joseph W. Collard

Item 9.  Notice of Dissolution of Group

                  N/A

Item. 10.         Certification

                  N/A

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2001

                                        J.W.C. LIMITED PARTNERSHIP

                                           By: J.W.C., Inc., its General Partner

                                                 By: /s/ JOSEPH W. COLLARD
                                                    ----------------------------
                                                    Joseph W. Collard, President


                                           J.W.C., INC.

                                                 By: /s/ JOSEPH W. COLLARD
                                                    ----------------------------
                                                    Joseph W. Collard, President

                                           /s/ JOSEPH W. COLLARD
                                           ------------------------------------
                                           Joseph W. Collard

                                    EXHIBITS

Exhibit A         Joint Filing Statement

                                    Exhibit A

                             Joint Filing Agreement

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13G. This Joint Filing Agreement shall be included as an exhibit to such joint filing. In evidence thereof, each of the undersigned, being duly authorized, hereby execute this Agreement this 13th day of February, 2001.


                                        J.W.C. LIMITED PARTNERSHIP

                                           By: J.W.C., Inc., its General Partner

                                                 By: /s/ Joseph W. Collard
                                                    ----------------------------
                                                    Joseph W. Collard, President


                                           J.W.C., INC.

                                                 By: /s/ Joseph W. Collard
                                                    ----------------------------
                                                    Joseph W. Collard, President


                                            /s/ Joseph W. Collard
                                           ------------------------------------
                                           Joseph W. Collard


                                       10